Exhibit 16.1

Schumacher & Associates, Inc.
Certified Public Accountants
2525 Fifteenth Street, Suite 3H
Denver, CO 80211

Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re: Letter of Independent Accountants

Dear Sirs/Madams:

The undersigned, Schumacher & Associates, Inc. previously acted as independent accountants to audit the financial statements of Xedar Corporation. We are no longer acting as independent accountants to the Company.

We have read Item 4.01 of Xedar Corporation’s Form 8-K dated January 16, 2007, and have the following comments:

With the exception of the second and sixth paragraphs, with which we have no basis to agree or disagree, we agree with the statements made therein as they relate to us.

Sincerely,

/s/ Schumacher & Associates, Inc. Schumacher & Associates, Inc. Denver, Colorado

January 16, 2007